Exhibit 99.1

                       PRESS RELEASE DATED AUGUST 10, 2001


                                                  Contact: Hunter Smith
                                                           Bunge Limited
                                                           1-914-684-2800


BUNGE LIMITED SHOWS IMPROVED SECOND QUARTER RESULTS

Income from operations up 81%; Gross profit up 30%

WHITE PLAINS, NY, August 10, 2001 - Bunge Limited (NYSE:BG) net income grew to $23 million, or $.36 per share, for the second quarter of 2001 compared to a net loss of $7 million, or $.11 per share, for the second quarter of 2000. In addition:

o    Income from operations grew by 81%

o    Gross profit increased by 30%

o    Non-operating income (expense) - net declined by 9%

o    Adjusted Net Financial Debt declined by $234 million from December 31, 2000

Improved operating results were primarily due to the expansion of oilseed processing margins, lower raw material costs in our fertilizer segment, increased sales volumes in our soy ingredients and nutraceuticals businesses and the ongoing effects of our cost reduction initiatives. The decline in our non-operating income (expense) - net resulted from lower interest and foreign exchange expenses due to lower short-term interest rates and a financial restructuring that began in the fourth quarter of last year. During the first half of 2001, Adjusted Net Financial Debt declined due to increases in operating cash flow and reductions in operating working capital particularly accounts receivable and recoverable taxes.

A consolidated summary of financial data is included below.



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Consolidated Summary of Financial Results and Other Financial Data (Unaudited):
(US$ in millions, except volumes, per share data and ratios)



                                                             Second Quarter Ended
                                                     -------------------------------------          Percent
                                                          06/30/2001          06/30/2000            Change
                                                     -----------------    ----------------    -----------------
Volumes (in millions of metric tons)                         17.8                17.6                  1%
Net Sales                                                 $ 2,689             $ 2,284                 18%
Gross Profit                                                  210                 162                 30%
Income from Operations                                         98                  54                 81%
Net Income (Loss)                                              23                  (7)               429%
Net Income (Loss) Per Share                                   .36                (.11)               427%

EBITDA (1)                                                    138                  94                 47%
Adjusted EBITDA (2)                                           128                  84                 52%



                                                               Six Months Ended
                                                     -------------------------------------         Percent
                                                        06/30/2001           06/30/2000            Change
                                                     -----------------    ----------------    -----------------

Volumes (in millions of metric tons)                         31.5                28.4                 11%
Net Sales                                                 $ 5,161               4,289                 20%
Gross Profit                                                  366                 256                 43%
Income from Operations                                        172                  68                153%
Net Income (Loss)                                              29                 (15)               293%
Net Income (Loss) Per Share                                   .45                (.23)               296%

EBITDA (1)                                                    250                 131                 91%
Adjusted EBITDA (2)                                           229                 107                114%

---------------------------------------------------------------------------------------------------------------
                                                          June 30,          December 31,
                                                            2001                2000
                                                     -----------------    ----------------

Operating Working Capital (3)                             $   564             $   843
Readily Marketable Inventories (4)                          1,307                 876
Total Assets                                                5,585               5,854
Adjusted Net Financial Debt (5)                               931               1,165
Shareholder's Equity plus Minority Interest in
   Subsidiaries                                             1,508               1,682

Adjusted Net Financial Debt to Shareholder's
   Equity plus Minority Interest in Subsidiaries
                                                              .62                 .69


-------------------------------------------------

(1) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

(2)  EBITDA less interest expense on readily marketable inventories.

(3) Current assets (excluding cash and cash equivalents, marketable securities and readily marketable inventories) less current liabilities (excluding short-term debt and current maturities of long-term debt).

(4) Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

(5) Short-term debt, plus current maturities of long-term, debt plus long-term debt less cash and cash equivalents, marketable securities and readily marketable inventories.


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About Bunge

Bunge is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities.

Cautionary Statement Concerning Forward-Looking Statements

This document contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this document are made only as of the date of this document, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


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